Exhibit 99.3
RATIO OF EARNINGS TO FIXED CHARGES
(Unaudited)
     The following table shows the ratios of earnings to fixed charges for TOTAL S.A. (“TOTAL”) and its subsidiaries and affiliates (collectively, the “Group”), computed in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and as adopted by the European Union, for the fiscal years ended December 31, 2009, 2008, 2007, 2006 and 2005.

	Years Ended December 31,
	2009	2008	2007	2006	2005(a)
For the Group (IFRS)	21.11	20.86	14.06	13.93	18.60

(a)	2005 amounts reflect continuing operations (i.e., excluding Arkema, which was spun-off on May 12, 2006).
     Earnings for the computations above under IFRS were calculated by adding pre-tax income from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees, fixed charges and distributed income of equity investees. Fixed charges for the computations above consist of interest (including capitalized interest) on all indebtedness, amortization of debt discount and expense and that portion of rental expense representative of the interest factor.

CAPITALIZATION AND INDEBTEDNESS OF TOTAL
(Unaudited)
     The following table sets out the unaudited consolidated capitalization and long-term indebtedness, as well as short-term indebtedness, of the Group as of December 31, 2009, prepared on the basis of IFRS.

At December 31,
2009
(in millions of euros)
Current financial debt, including current portion of non-current financial debt
Current portion of non-current financial debt	2,233
Current financial debt	4,761
Current portion of financial instruments for interest rate swaps liabilities	97
Other current financial instruments — liabilities	26

Total current financial debt	7,117

Non-current financial debt	19,437
Minority interests	987
Shareholders’ equity
Common shares	5,871
Paid-in surplus and retained earnings	55,372
Currency translation adjustment	(5,069)
Treasury shares	(3,622)

Total shareholders’ equity	52,552

Total capitalization and non-current indebtedness	72,976

     As of December 31, 2009, TOTAL had an authorized share capital of 3,381,921,458 ordinary shares with a par value of €2.50 per share, and an issued share capital of 2,348,422,884 ordinary shares (including 115,407,190 treasury shares from shareholders’ equity).
     As of December 31, 2009, approximately €312 million of TOTAL’s non-current financial debt was secured and approximately €19,125 million was unsecured, and all of TOTAL’s current financial debt of €4,761 million was unsecured. As of December 31, 2009, TOTAL had no outstanding guarantees from third parties relating to its consolidated indebtedness. For more information about TOTAL’s commitments and contingencies, see Note 5 of the Notes to TOTAL’s unaudited interim consolidated financial statements in Exhibit 99.1 to its Form 6-K filed with the Securities and Exchange Commission (“SEC”) on November 5, 2009, and Note 23 of the Notes to TOTAL’s audited consolidated financial statements in its Annual Report on Form 20-F for the year ended December 31, 2008, filed with the SEC on April 3, 2009. Since December 31, 2009, Total Capital has issued approximately €64.4 million (after swaps) of non-current financial debt.
     Except as disclosed herein, there have been no material changes in the consolidated capitalization, indebtedness and contingent liabilities of TOTAL since December 31, 2009.

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